

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

Via E-mail
Jong-Kyoo Yoon
Chief Financial Officer
KB Financial Group Inc.
9-1, 2-ga, Namdaemoon-ro, Jung-gu,
Seoul 100-703, Korea

> **Re:** **KB Financial Group Inc.**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2010**
> **Filed July 5, 2011**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 20, 2011**
> **File No. 000-53445**

Dear Mr. Yoon:

We have reviewed your response letters dated January 4, 2012 and September 15, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F

Financial Statements and Notes

Note 9 – Variable Interest Entities, page F-32

1. In your response to prior comment five in our letter dated August 31, 2011, you concluded that you are not the primary beneficiary of the guaranteed principal money trusts given that you do not have the power to direct the activities that most significantly impact the economic performance of such trusts. Your conclusion is based on your

inability to originate and/or modify basic terms of these trusts without the approval of the Financial Supervisory Service of Korea. Please describe your function as the trust manager and the trust activities that you have the power to direct. Also explain to us the powers you feel most significantly impact the economic performance of the trust and describe who you feel holds the power. As part of your response, please explain why you believe the powers of the Financial Supervisory Service of Korea are the ones that most significantly impact the trust's economic performance and risks compared to the powers that you have, particularly when it appears from your response that they simply establish the parameters around the regulation of the trusts, but are not involved in the day-to-day activities of the trust.

2. Furthermore, your disclosure on page F-33 of your Form 20-F for the year ended December 31, 2010, states that you do not have an obligation to absorb losses or the right to receive benefits that could potentially be significant to the guaranteed principal money trusts. Please explain to us how you determined that providing the guarantee of the principal amount of these trusts would not result in an obligation to absorb losses that could be potentially significant to these trusts. Additionally, please explain how the guarantee you provide on the guaranteed fixed rate money trusts, for which you do consolidate under U.S. GAAP, differs from the guarantee you provide on the principal money trusts.

3. We also note per your disclosure on page F-33 that you concluded that you have the power to direct the activities of your guaranteed fixed rate money trusts that most significantly impact the trust's economic performance and thus have consolidated those trusts under U.S. GAAP. Please explain to us the differences in your powers to direct the activities of the guaranteed fixed rate money trusts versus the power to direct activities with the guaranteed principal money trusts.

4. Please also explain how the effect of your adoption of IFRS, as issued by the IASB, impacts the accounting treatment over your guaranteed principal money trusts, guaranteed fixed rate money trusts, and performance based trusts.

You may contact Yolanda Trotter, Staff Accountant, at (202) 551-3472 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant